UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201, 1166 Alberni Street

Vancouver, BC	V6E 3Z3
Item 2.	Date of Material Change

May 19, 2006

Item 3.	News Release

The News Release dated May 18, 2006 was disseminated via CCN Matthews, Canadian and U.S. Timely Disclosure.

Item 4.	Summary of Material Change

Entrée Gold Inc. has secured an option to acquire the Sol Dos copper prospect, located in the prolific Safford district, of south-eastern Arizona. Under the terms of the option agreement, which is subject to TSX approval, Entrée may earn a 100% interest in the Sol Dos property by spending $4 million on exploration over four years, and by making staged payments totalling $1 million in cash and 250,000 Entrée shares. Entrée’s interest would be subject to a 2% NSR royalty, one half of which it may purchase.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President and CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 19th day of May, 2006.

SCHEDULE “A”

ENTRÉE ACQUIRES OPTION ON ARIZONA COPPER PROJECT

Vancouver, B.C., May 18, 2006 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has secured an option to acquire the Sol Dos copper prospect, located in the prolific Safford district, of south-eastern Arizona.

The early-stage Sol Dos property is located strategically, near the intersection of two major mineral-bearing structural trends. The northwest trend defines one of the premier copper districts in the world, hosting Phelps Dodge’s Lone Star, Dos Pobres, San Juan and Sanchez deposits, which collectively are reported to contain over 2 billion tons of leachable copper resources. The northeast-trending, Morenci lineament hosts Phelps Dodge’s Morenci Mine, which is reported to contain in excess of 16 billion pounds of copper.

Greg Crowe, Entrée President and CEO, commented: “We have been reviewing new copper-gold opportunities worldwide, since the completion of our private placements to Rio Tinto plc and Ivanhoe Mines Inc. in July 2005. This agreement is evidence that our efforts are beginning to bear fruit.”

Under the terms of the option agreement, which is subject to TSX approval, Entrée may earn a 100% interest in the Sol Dos property by spending $4 million on exploration over four years, and by making staged payments totalling $1 million in cash and 250,000 Entrée shares. Entrée’s interest would be subject to a 2% NSR royalty, one half of which it may purchase.

Mongolian Developments

Entrée continues to monitor developments in Mongolia relating to the proposed imposition of an excess profits tax. The decision of the Mongolian President, who has the power to veto the legislation, is expected before month-end. Since its surprise approval last week, the legislation has been strongly criticized, worldwide. A number of mining and exploration companies, including Entrée, have now held talks with various ministers of the Mongolian cabinet, in an effort to dissuade it from the onerous financial burden the legislation seeks to impose. The Mongolian National Mining Association, which represents Mongolian mining interests, has also mounted a strong campaign to fight the bill.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia’s south Gobi Desert, near the Chinese border, and has recently acquired additional copper assets in western Mongolia.

Entrée holds a 100% interest in mineral concessions comprising the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds the 8,500 hectare, Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Inc. (“Ivanhoe”).

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on SEDAR at www.sedar.com. Drilling conducted by Ivanhoe as part of the Earn-In Agreement confirmed the extension of the Hugo North Deposit onto Lookout Hill. An initial inferred resource was estimated at 190,160,000 tonnes (calculated using a 0.6% copper equivalent cut-off), averaging 1.91% copper equivalent, containing over 6.5 billion pounds of copper and 3.2 million ounces of gold (see Entrée’s news release of February 1, 2006).

Significant investments by Rio Tinto plc and Ivanhoe have contributed to Entrée’s treasury, which currently exceeds CDN$23 million. Entrée plans to use these funds to explore its wholly-owned projects in Mongolia, and acquire and explore new projects globally.

Entrée is listed for trading on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

Website: www.entreegold.com

The TSX does not accept responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date May 23 , 2006
By: /s/ Mona Forster Mona Forster, Corporate Secretary